           FORM 4

Check this box if no longer
Subject to Section 16, Form 4 [ ]

or Form 5 obligations may
continue. See Instruction I(lr).

                  STATEMENT OF CHANGE IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(I) of the Investment Company Act of 1940

1.       NAME and ADDRESS of Reporting Person

 (Last)            (First)               (Middle)
Witteveen           Raoul                   J.

                   (Street)
 c/o Interpool, Inc.
 211 College Road East, 3rd Flr

(City)             (State)                 (Zip)
Princeton            NJ                    08540


2.       ISSUER NAME and Ticker or Trading Symbol Interpool, Inc. (IPX)

3.       IRS or Social Security Number of Reporting Person (Voluntary)

4.       Statement for Month/Year 5/99

5.       If Amendment, Date of Original (Month/Year)

6.       Relationship of Reporting Person to Issuer
                             (Check all applicable)
         X       Director                       X       10% Owner

         X       Officer                                Other (specify below)

                 President/CFO

7.       Individual or Joint/Group Filing
                             (Check Applicable Line)

         X       Form filed by one Reporting Person

                 Form filed by more than one Reporting Person

                                                      Table 1 - Non-Derivative
                                                      Securities Acquired,
                                                      Disposed of, or
                                                      Beneficially Owned

1. Title of Security   2. Trans-   3. Transaction     4. Securities Acquired (A)
    (Instr. 3)        action Date     Code (Instr. 8)    or Disposed of (D)
                                                       (INSTR. 3,4, AND 5)
                        (Month/                        Amount (A) or  Price
                          Day/                                (D)
                         Year)        Code     V

   Common Stock         05/27/99        P                143    A      12.25

   Common Stock         05/28/99        P                 43    A     12.625

   Common Stock         05/28/99        P                 57    A    12.6875

   Common Stock         05/28/99        P                 71    A      12.75

   Common Stock         05/28/99        P                 86    A      12.75



Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security   2. Trans-   5. Amount of           6. Ownership      7. Nature of Indirect
    (Instr. 3)        action Date     Securities             Form:             Beneficial Ownership
                                      Beneficially Owned     (D) Direct or
                        (Month/       End of the Month       (I) Indirect      (Instr. 4)
                          Day/        (Instr. 3 and 4)       (Instr. 4)
                         Year)

   Common Stock         05/27/99                                 I                  (1)

   Common Stock         05/28/99                                 I                  (1)

   Common Stock         05/28/99                                 I                  (1)

   Common Stock         05/28/99                                 I                  (1)

   Common Stock         05/28/99         74,514                  I                  (1)(2)

                                      3,558,150                  D


(1) Stock acquired by The Ivy Group, a New Jersey partnership in which the reporting person holds a 14.29% interest.

(2) Aggregate indirect beneficial interest in 74,514 shares includes 1,500 shares owned by the reporting person's wife, and 73,014 shares held by The Ivy Group, a New Jersey partnership in which reporting person holds a 14.29% interest.

 Table II -- Derivative Securities Acquired, Disposed of or Beneficially Owned

              (e.g., puts, calls, warrants, options, conversions)


 1. Title of Derivative Security   2. Conversion    3. Transaction   4. Transaction   5. Number of Derivative
    (Instr. 3)                        or Exercise      Date             Code             Securities Acquired (A)
                                      Price of         (Month/          (Instr. 8)       or Disposed of (D)
                                      Derivative       Day/Year)                         (Instr. 3,4, and 5)
                                      Security
                                                                     Code       V        (A)           (D)



6. Date Exercisable and    7. Title and Amount of  8. Price of     9. Number of      10. Ownership      11. Nature
    Expiration Date           Underlying              Derivative      Derivative         Form of            of Indirect
   (Month / Day / Year)       Securities              Security        Securities         Derivative         Beneficial
                              (Instr. 3 and 4)        (Instr. 5)      Beneficially       Security           Ownership
                                                                      Owned              Direct (D)         (Instr.(4)
                                                                      at End of          or
                                                                      Month              Indirect (1)
                                       Amount or                      (Instr. 4)
    Date      Expiration     Title     Number of
Exercisable      Date                    Shares




** Intentional Misstatement or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 1.5 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



         /s/ Raoul J. Witteveen                          06/04/99
      Signature  of Reporting Person                       Date